September 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CardieX Limited
Request for Withdrawal of Registration Statement on Form F-1
Registration No. 333-273404

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CardieX Limited (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. File No. 333-273404), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 25, 2023.

The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registration Statement has not been declared effective, and no securities have been sold or will be sold pursuant to the Registration Statement. Accordingly, pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, pursuant to Rule 457(p) under the Securities Act, registration fees previously paid to the Commission in connection with the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Martin J. Waters of Wilson Sonsini Goodrich & Rosati, P.C., at (858) 350-2300 or Robert L. Wernli Jr. of Wilson Sonsini Goodrich & Rosati, P.C., at (619) 361-4805. Thank you for your assistance in this matter.

Very truly yours,

CardieX Limited

By:	/s/ Craig R. Cooper
Name:	Craig R. Cooper
Title:	Chief Executive Officer

cc:	Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
David G. Sharon, Wilson Sonsini Goodrich & Rosati, P.C.
Niall Cairns, CardieX Limited
Charles Phillips, Ellenoff Grossman & Schole LLP

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